April 4, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	MarineMax, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2013

Filed December 6, 2013

File No. 001-14173

Dear Mr. Thompson:

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to the comments set forth in your letter dated March 14, 2014 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with MarineMax’s response to the comment set forth immediately following the comment.

Comment #1

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

1.

We reviewed your response to comment 1 in our letter dated February 20, 2014. You assert that brokerage services are the sale of brokered boats, a tangible product. Based on your disclosure, it appears your brokerage service revenue represents “commissions” earned from the sale of brokered boats and yachts. We believe a commission is a fee allotted to an agent for “services” which includes marketing, sales and promotion and is more akin to service revenue than tangible product revenue. We do not believe the brokering of the sale of tangible property for which you are not the owner and for which you are paid a commission to market represents the sale of a tangible product. Please tell us whether you are the owner of and take title to the property in these arrangements. If you are not the owner of the property please explain to us why the commission is not representative of revenue received in exchange for a service. If you determine brokerage revenue represents revenue from services please separately disclose net sales from tangible products and revenues from services and the amounts of cost of tangible products sold and cost of services in accordance with Rule 5-03 of Regulation S-X. Also,

Securities and Exchange Commission

April 4, 2014

in future filings please revise your disclosure to clarify the types of revenue streams, including parts and rentals, included within each of the products and services categories identified on page 9-14.

Response to Comment #1

The economic substance of our brokerage transactions is nearly identical to the sale of our used boats. The marketing, sale, and promotional activities for our broker transactions are the same activities we perform for our used boat customers, often by the same personnel. While we are not the owner of the property in our brokerage transactions, the actual taking title of the property is the only significant difference between our brokerage revenue transactions and our used boat revenue transactions. Accordingly, we believe it is more meaningful to present brokerage transactions on the same line as used boat transactions (i.e. revenue) as, in substance, we are facilitating the sale of a tangible product in a brokerage transaction in the same manner as we do for our used boat transactions. Therefore, revenue from services, which includes income from maintenance, repair, F&I products, and yacht charter represents 8.1 percent of total revenue in 2013. Because revenue associated with services provided is less than 10 percent of total revenues, we have combined this revenue with revenue associated with income from rentals and tangible products; gross sales less discounts, returns and allowances. We will continue to monitor our percentage of revenue associated with services and modify our disclosures as appropriate should we exceed the 10 percent threshold.

In future filings we will update the disclosures in our Form 10-K, pages 9-14 under “Products and Services,” within each of the products and service categories to clarify the types of revenue streams and the percentage from each revenue stream.

Comment #2

2.	Please tell us your consideration of disclosing revenues for each product and service or each group of similar products and services in the notes to financial statements in accordance with ASC 280-10-50.

Response to Comment #2

We believe we have complied with the required disclosures of ASC 280-10-50-40. In our Form 10-K on page F-11, the table sets forth percentages of our revenue generated by certain products and services, for each of last three fiscal years. This table agrees with our disclosures in our Form 10-K, pages 9-14 under “Products and Services” and we believe that this table provides meaningful information to help investors understand the Company’s revenue streams.

Securities and Exchange Commission

April 4, 2014

*        *        *

MarineMax acknowledges the following:

•	MarineMax is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	MarineMax may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MarineMax believes that the foregoing responds fully to each of the questions in the Staff’s March 14, 2014 Comment Letter. Please let us know if you have any questions about our responses.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

cc:	William H. McGill, Jr., Chief Executive Officer, MarineMax, Inc.
Paulee Day, General Counsel, MarineMax, Inc.
Robert J. Grammig, Esq., Holland & Knight LLP
Steven W. McMullen, Partner, KPMG LLP